Filed Pursuant to Rule 433
Registration No. 333-158385
November 3, 2009
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009, and
Prospectus Supplement dated April 9, 2009

HSBC USA INC.

$

Semi-Annual Income Opportunity Securities
Linked to Six Exchange-Traded Funds

The securities offered hereby will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **This free writing prospectus relates to an offering of securities. The purchaser of a security will acquire a senior unsecured debt security linked to the Reference Assets as described below. Although the offering relates to the Reference Assets, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any security comprising the Reference Assets or as to the suitability of an investment in the related securities. The following key terms relate to the offering of securities:**

Issuer	HSBC USA Inc.
Principal Amount:	$1,000 per security.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch) [†]
Reference Asset:	

Reference Asset	Ticker Symbol	Initial Price*
iShares MSCI Emerging Markets Index ("EEM")	EEM	
Market Vectors Gold Miners	GDX	
iShares Dow Jones U.S. Real Estate Index Fund	IYR	
PowerShares QQQ Trust, Series 1	QQQQ	
Energy Select Sector SPDR	XLE	
Financial Select Sector SPDR	XLF	

* The Initial Price for each Reference Asset will be the Official Closing Price on the Pricing Date.

Trade Date:	November 19, 2009
Pricing Date:	November 19, 2009
Original Issue Date:	November 24, 2009
Coupon Valuation Dates and Coupon Payment Dates:	

Coupon Valuation Date (subject to adjustment as described herein)	Coupon Payment Date (subject to adjustment as described herein)
May 19, 2010	May 24, 2010
November 19, 2010	November 24, 2010
May 19, 2011	May 24, 2011
November 18, 2011	November 23, 2011
May 18, 2012	May 23, 2012
November 19, 2012	November 22, 2012
May 20, 2013	May 23, 2013
November 19, 2013	November 22, 2013
May 19, 2014	May 22, 2014
November 19, 2014 (the "Final Coupon Valuation Date")	The Maturity Date

Maturity Date:	3 business days after the Final Coupon Valuation Date, which is expected to be November 24, 2014. Each Coupon Valuation Date and Coupon Payment Date, including the Maturity Date, is subject to adjustment as described below in the section entitled "Market Disruption Events".
Coupon Rate:	The Coupon Rate on each Coupon Payment Date will be variable and will equal the greater of (i) the arithmetic average of the Reference Assets' Performances as of that Coupon Payment Date, and (ii) zero.
Coupon:	The Principal Amount multiplied by the Coupon Rate.
Payment at Maturity:	The Principal Amount plus any Coupon due on the Maturity Date.
Performance Cap:	3.00% to 4.00% (The actual Performance Cap will be determined on the Pricing Date).
Reference Asset Performance:	For each Reference Asset and with respect to each Coupon Payment Date, the lesser of (i) the Performance Cap and, (ii) the quotient of (a) the Official Closing Price on the relevant Coupon Valuation Date minus the Initial Price, divided by (b) the Initial Price.
Official Closing Price:	The closing price of each respective Reference Asset on any scheduled trading day as determined by the calculation agent and displayed on the relevant Bloomberg Professional® service page or, any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	4042K0E92 /
Agent's Discount per Security:	If the securities priced today we expect that the agent would receive a discount and commission of approximately $15.00 per $1,000 principal amount security for any securities sold to investors. However, this approximation will be determined on the Pricing Date and is subject to change. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-35 of this free writing prospectus.
Proceeds to HSBC USA Inc. per Security / Total:	The proceeds to us will be determined on the Pricing Date and will depend on the underwriting discounts and commissions and the additional fees we will pay.
Form of securities:	Book-Entry.
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-3 of this document and page S-3 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this free writing prospectus, or prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions in any securities after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement related to this free writing prospectus is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-35 of this free writing prospectus.

HSBC SECURITIES (USA) INC.

November 3, 2009



GENERAL TERMS

This free writing prospectus relates to one security offering linked to the six Reference Assets identified on the cover page. The purchaser of a security will acquire a security linked to six Reference Assets. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Assets identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Assets or any component security included in the Reference Assets or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-4 of this free writing prospectus and page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY

The securities may be suitable for you if:

♦ You seek an investment with 100% principal protection, if held to maturity, and the potential to receive coupons based upon the positive performance of the Reference Assets, each subject to the Performance Cap.

♦ You are willing to invest in the securities based on the Performance Cap indicated herein (the actual Performance Cap will be determined on the Pricing Date) which will provide an upper limit to each Reference Asset Performance to be averaged indetermining the Coupon Rate, and therefore an upper limit on your Coupon.

♦ You are willing to forgo a coupon if the arithmetic average of the Reference Asset Performances is zero or negative for a given Coupon Valuation Date.

♦ You are willing to forego dividends or other distributions paid to holders of shares of the Reference Assets.

♦ You do not seek an investment for which there is an active secondary market.

♦ You are willing to hold the securities to maturity.

♦ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

♦ You believe the price of the Reference Assets will decrease over the term of the securities.

♦ You are unwilling to accept potentially receive a zero coupon if the arithmetic average of the Reference Asset Performances is zero or negative for a given Coupon Valuation Date.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You prefer to receive the dividends or other distributions paid on any stocks included in the Reference Asset.

♦ You seek an investment for which there will be an active secondary market.

♦ You are unable or unwilling to hold the securities to maturity.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly, either on a long or short basis, in any of the stocks held by any Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances" and

- "—Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Return on the Securities is Limited By the Performance Cap applicable to each Reference Asset.

You will not directly participate in any appreciation in the price of any Reference Asset beyond the Performance Cap. Only if each Reference Asset has appreciated by a percentage more than or equal to the Performance Cap from such Reference Asset's respective Initial Price will you receive a coupon equal to the Performance Cap multiplied by the Principal Amount. Otherwise your Coupon will be less than the Performance Cap multiplied by the Principal Amount and may be zero.

The Return on the Securities does not necessarily reflect the full performance of the Reference Assets.

Since the Coupon is based on the arithmetic average of the performance of the six Reference Assets, even if one or more of the Reference Assets' price increases, as of any Coupon Valuation Date, relative to their respective Initial Prices, declines in the prices of other Reference Assets may offset those increases. Furthermore, because the performance of each Reference Security as of any Coupon Valuation Date is limited by the Performance Cap, even if the return of one or more Reference Assets as of a Coupon Valuation Date is greater than the Performance Cap, the Reference Asset Performance of such Reference Assets that will contribute to the calculation of the Coupon payable with respect to that Coupon Payment Date will be equal to the Performance Cap.

Changes that Affect the Reference Assets Will Affect the Market Value of the Securities and the Amount You Will Receive at Maturity.

The policies of the reference sponsors concerning additions, deletions and substitutions of the constituents comprising the Reference Assets and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Assets may affect the price of the Reference Assets. The policies of the reference sponsor with respect to the calculation of the Reference Assets could also affect the price of the Reference Assets. The reference sponsors may discontinue or suspend calculation or dissemination of the Reference Assets. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity.

You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to HSBC, its affiliates or any other party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the price of each Reference Asset has increased since the pricing date.

Credit of Issuer.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

Lack of Liquidity.

The securities will not be listed on any securities exchange or quotation system. One of HSBC's affiliates may offer to repurchase the securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the securities, which will exclude any fees or commissions you paid when you purchased the securities.

Market Price Prior to Maturity.

The market price of the securities will be influenced by many factors including the price of each Reference Asset, volatilities, dividends, the time remaining to maturity of the securities, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

Potential HSBC Impact on Price.

Trading or transactions by HSBC or its affiliates in the stocks comprising each Reference Asset or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Reference Asset, may adversely affect the market value of the stocks comprising such Reference Asset, the price of such Reference Asset, and, therefore, the market value of your securities.

Owning the Securities is Not the Same as Owning the Shares of any Reference Asset.

The return on your securities may not reflect the return you would realize if you actually owned shares of the Reference Assets. As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the Reference Assets or holders of equity securities held by the Reference Assets would have.

Changes Affecting the Reference Asset.

The policies of each reference sponsor (as defined below) concerning additions, deletions and substitutions of the stocks included in its relevant Reference Assets and the manner in which such reference sponsor takes account of certain changes affecting those stocks included in its relevant Reference Asset may adversely affect the price of such Reference Asset. The policies of a reference sponsor with respect to the calculation of its relevant Reference Asset could also adversely affect the price of such Reference Asset. Any reference sponsors may discontinue or suspend calculation or dissemination of its relevant Reference Asset. Any such actions could have an adverse effect the value of the securities.

Potential Conflict of Interest.

HSBC and its affiliates may engage in business with the issuers of the stocks comprising the Reference Assets, which could affect the price of such stocks or the price of the Reference Assets and thus, may present a conflict between the obligations of HSBC and you, as a holder of the securities. Additionally, potential conflicts of interest may exist between the calculation agent (who is, or is affiliated with, HSBC as the issuer of the securities), and you with respect to certain determinations and judgments that the calculation agent must make, which include determining the annual coupon and the payment at maturity based on the observed official closing price as well as whether to postpone the determination of the official closing price and the maturity date if a market disruption event occurs and is continuing on the a coupon valuation date.

Potentially Inconsistent Research, Opinions or Recommendations by HSBC.

HSBC and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities. Any such research, opinions or recommendations could affect the price of the Reference Assets or the price of the stocks included in the Reference Assets, and therefore, the market value of the securities.

Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" below, and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

The Securities are Subject to Risks Associated with Foreign Securities Markets.

Because foreign companies or foreign equity securities held by EEM may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the securities involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Securities are Subject to Emerging Markets Risk.

Investments in securities linked directly or indirectly to emerging market equity securities involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Stock prices of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies' value. These factors could include changes in the emerging market government's economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the securities are highly susceptible, before making a decision to invest in the securities.

Exchange Rate Risk.

Because EEM will invest in stocks denominated in the foreign currencies, changes in currency exchange rates may negatively impact such index funds' returns. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, exposure to exchange rate risk may result in a decline in EEM and negatively impact the value of your securities and the coupon payments paid on the securities.

Your investment is concentrated in specific industries in the U.S. Economy.

All of the securities included in the underlying indices of The Market Vectors Gold Miners, the iShares Dow Jones U.S. Real Estate Fund, the Energy Select Sector SPDR and the Financial Select Sector SPDR are issued by companies that are in the gold mining industry, the real estate, the energy services industry and the financial services industry, respectively. The performance of the securities is dependent upon the independent performance of the Reference Assets (and therefore issuers in each of these independent industries), and not the performance of the Reference Assets (and therefore these industries) in the aggregate. Consequently, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting any one of these industries than an investment linked to a more broadly diversified group of issuers.

Transition of the Investment Advisor of EEM.
On June 16, 2009, Barclays PLC ("Barclays"), the ultimate parent company of Barclays Global Fund Advisors ("BGFA"), the current investment advisor to the EEM, accepted a binding offer and entered into an agreement to sell its interests in BGFA and certain affiliated companies to BlackRock, Inc. (the BlackRock Transaction"). The BlackRock Transaction is subject to certain regulatory approvals, as well as other conditions to closing. Under the Investment Company Act of 1940, as amended, completion of the BlackRock Transaction will cause the automatic termination of the EEM's current investment advisory agreement with BGFA. In order for the management of the EEM to continue uninterrupted, the EEM's Board of Directors/Board of Trustees, as applicable, (the "Board") approved a new investment advisory agreement with BGFA which will be submitted to the shareholders of each of the EEM for their approval at a special meeting to be held on November 4, 2009. The failure to obtain such approvals could cause interruptions in the management of the relevant index fun which could have an adverse effect on the value of such index fund and consequently on the value of your securities.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Official Closing Prices of the Reference Assets on the Coupon Valuation Dates. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the illustrations below are not the actual Initial Prices of the Reference Assets. You should not take these examples as an indication or assurance of the expected performance of the Reference Assets. With respect to the securities, the total payment you receive over the term of the securities may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The table below illustrates the payment at maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Assets or return of the securities.

The following table and examples assume the following:

- Principal Amount: $1,000
- Performance Cap: 3.50% (the midpoint of the expected range for the Performance Cap of 3.00% to 4.00%; the actual Performance Cap will be determined on the Pricing Date)
- Hypothetical Initial Prices:

Reference Asset	Initial Price*
iShares MSCI Emerging Markets Index	$40.00
Market Vectors Gold Miners	$40.00
iShares® Dow Jones U.S. Real Estate Index Fund	$40.00
PowerShares QQQ Trust, Series 1	$40.00
Energy Select Sector SPDR	$55.00
Financial Select Sector SPDR	$15.00

* The Initial Price for each Reference Asset will be the Official Closing Price on the Pricing Date.

The following examples indicate how the final settlement value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The price of only one Reference Asset declines significantly and prevents you from receiving any Coupons, despite the other Reference Assets appreciating significantly over the term of the securities.

		Official Closing Price on the Coupon Valuation Date in year:									
Reference Asset	**Initial Price***	**May 2010**	**Nov. 2010**	**May 2011**	**Nov. 2011**	**May 2012**	**Nov. 2012**	**May 2013**	**Nov. 2013**	**May 2014**	**Nov. 2014**
iShares MSCI Emerging Markets Index	$40.00	$55.00	$40.00	$60.00	$55.00	$55.00	$45.00	$55.00	$60.00	$45.00	$50.00
Market Vectors Gold Miners	$40.00	$45.00	$50.00	$50.00	$65.00	$55.00	$40.00	$50.00	$55.00	$45.00	$55.00
iShares® Dow Jones U.S. Real Estate Index Fund	$40.00	$45.00	$40.00	$45.00	$60.00	$55.00	$45.00	$45.00	$55.00	$45.00	$50.00
PowerShares QQQ Trust, Series 1	$40.00	$50.00	$50.00	$60.00	$65.00	$55.00	$55.00	$50.00	$55.00	$45.00	$45.00
Energy Select Sector SPDR	$15.00	$15.00	$18.00	$20.00	$20.00	$20.00	$25.00	$20.00	$25.00	$25.00	$25.00
Financial Select Sector SPDR	$30.00	$20.00	$25.00	$20.00	$25.00	$25.00	$20.00	$25.00	$25.00	$25.00	$20.00

Here, one Reference Asset, Financial Select Sector SPDR in this example, has Official Closing Prices of $20.00 and $25.00 on the Coupon Valuation Dates which represent Reference Asset Performances of -33.33% and -16.66%, respectively. Since each of the Reference Assets' Performances are capped at the Performance Cap of 3.50%, the Coupon will necessarily be zero for each Coupon Payment Date. For example, on the May 2014 Coupon Valuation Date four Reference Assets' prices have increased 12.50% from their respective Initial Price ($40.00 to $45.00) and another has increased 66.66% ($15.00 to $25.00). Despite these increases, the Coupon for May 2014 will be zero due to the decline in the price of the Financial Select Sector SPDR, and each Reference Assets' Performance being capped at 3.50%. The Coupon Payment for May 2014 would be calculated as follows:

= [3.50% + 3.50% + 3.50% + 3.50% + 3.50% + (-16.66%)] / 6 = -0.02777%

Since, -.02777 is less than zero, the Coupon Rate for May 2014 would be 0.00% and the Coupon would be $0.00.

Similar calculations show that the Coupon for each Coupon Valuation Date above would result in a Coupon of $0.00 and therefore, you would receive only your $1,000 principal amount at maturity.

Example 1 shows that you may not receive a return on the securities if one Reference Asset declines significantly.

Example 2: The price of each Reference Asset appreciates significantly over the term of the securities.

Reference Asset	Initial Price*	Official Closing Price on the Coupon Valuation Date in year:									
		May 2010	Nov. 2010	May 2011	Nov. 2011	May 2012	Nov. 2012	May 2013	Nov. 2013	May 2014	Nov. 2014
iShares MSCI Emerging Markets Index	$40.00	$45.00	$45.00	$60.00	$65.00	$50.00	$45.00	$60.00	$55.00	$45.00	$60.00
Market Vectors Gold Miners	$40.00	$50.00	$50.00	$60.00	$65.00	$55.00	$50.00	$50.00	$55.00	$45.00	$50.00
iShares® Dow Jones U.S. Real Estate Index Fund	$40.00	$45.00	$45.00	$60.00	$65.00	$50.00	$45.00	$50.00	$50.00	$50.00	$45.00
PowerShares QQQ Trust, Series 1	$40.00	$45.00	$50.00	$60.00	$65.00	$55.00	$45.00	$50.00	$50.00	$45.00	$50.00
Energy Select Sector SPDR	$15.00	$18.00	$18.00	$20.00	$20.00	$20.00	$25.00	$20.00	$25.00	$25.00	$25.00
Financial Select Sector SPDR	$30.00	$33.00	$33.00	$33.00	$36.00	$36.00	$36.00	$36.00	$36.00	$33.00	$33.00

Here, each Reference Asset has Official Closing Prices at least 10% greater than its respective Initial Price. Since each of the Reference Assets' Performances are capped at the Performance Cap of 3.50%, the Coupon will necessarily be 3.50% multiplied by the $1,000 principal amount for each Coupon Payment Date. For example, on the November 2011 Coupon Valuation Date four Reference Assets' prices have increased 62.50% from their respective Initial Prices ($40.00 to $65.00), another has increased 33.33% ($15.00 to $20.00) and another has increased 20.00% ($30.00 to $36.00). Despite these increases, the Coupon for November 2011 will be $35.00 due to each Reference Assets' Performance being capped at 3.50%. The Coupon Payment for May 2014 would be calculated as follows:

$$= (3.50\% + 3.50\% + 3.50\% + 3.50\% + 3.50\% + 3.50\%) / 6 = 3.50\%$$

Since, 3.50% is greater than zero, the Coupon Rate for November 2011 would be 3.50% and the Coupon would be $35.00.

Similar calculations show that the Coupon for each Coupon Valuation Date above would result in a Coupon of $35.00 and therefore, you would receive Coupons of $35.00 on each of the 10 Coupon Payment Dates in addition to your $1,000 principal amount at maturity. For each $1,000 principal amount security in this example you would receive a total of $1,350.00 during the term of notes at maturity.

Example 2 shows that the Performance Cap will limit the return you can receive on your securities.

Example 3: The price of each Reference Asset varies over the term of the securities, sometimes appreciating more than the Performance Cap and sometimes declining from its respective Initial Price.

Reference Asset	Initial Price*	Official Closing Price on the Coupon Valuation Date in year:									
		May 2010	Nov. 2010	May 2011	Nov. 2011	May 2012	Nov. 2012	May 2013	Nov. 2013	May 2014	Nov. 2014
iShares MSCI Emerging Markets Index	$40.00	$45.00	$50.00	$40.00	$39.60	$36.00	$40.00	$39.60	$45.00	$45.00	$50.00
Market Vectors Gold Miners	$40.00	$45.00	$50.00	$40.00	$39.60	$36.00	$40.00	$40.40	$45.00	$45.00	$50.00
iShares® Dow Jones U.S. Real Estate Index Fund	$40.00	$45.00	$50.00	$40.00	$39.60	$36.00	$40.00	$39.60	$45.00	$45.00	$50.00
PowerShares QQQ Trust, Series 1	$40.00	$45.00	$50.00	$40.00	$39.60	$36.00	$40.00	$39.60	$45.00	$45.00	$50.00
Energy Select Sector SPDR	$15.00	$18.00	$12.00	$20.00	$20.00	$20.00	$25.00	$20.00	$25.00	$25.00	$25.00
Financial Select Sector SPDR	$30.00	$33.00	$33.00	$27.00	$30.00	$33.00	$36.00	$36.00	$36.00	$33.00	$33.00

Here, each Reference Asset has Official Closing Prices both above and below its respective Initial Price during the term of the securities. For example, on the May 2013 Coupon Valuation Date three Reference Assets have declined 1.00% from their respective Initial prices ($40.00 to $39.60), another has increased 1.00% ($40.00 to $40.40), another has increased 33.33% ($15.00 to $20.00) and another has increased 20.00% ($30.00 to $36.00). On this Coupon Valuation Date the Coupon would be calculated as follows:

$$= [(-1.00\%) + 1.00\% + (-1.00\%) + (-1.00\%) + 3.50\% + 3.50\%] / 6 = 0.8333\%$$

Since, 0.8333% is greater than zero, the Coupon Rate for May 2013 would be 0.8333% and the Coupon would be $8.33.

Similar calculations show that you would receive Coupons between $0.00 and $35.00 over the term of the securities in addition to your $1,000 principal amount at maturity.

Example 3 shows that the References Assets' Performances may offset each other, resulting in Coupons between $0.00 and $35.00.

DESCRIPTION OF THE REFERENCE ASSETS

iShares® MSCI Emerging Markets Index Fund ("EEM")

We have derived all information regarding the iShares® MSCI Emerging Markets Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc. ("iShares®") and its investment advisor. The iShares® MSCI Emerging Markets Index Fund is an investment portfolio maintained and managed by iShares®. Barclays Global Fund Advisors ("BGFA") is currently the investment adviser to the iShares® MSCI Emerging Markets Index Fund. However, on June 16, 2009, Barclays PLC ("Barclays"), the ultimate parent company of BGFA, accepted a binding offer and entered into an agreement to sell its interests in BGFA and certain affiliated companies to BlackRock, Inc. (the BlackRock Transaction"). The BlackRock Transaction is subject to certain regulatory approvals, as well as other conditions to closing. Under the Investment Company Act of 1940, as amended, completion of the BlackRock Transaction will cause the automatic termination of the iShares® MSCI Emerging Markets Index Fund's current investment advisory agreement with BGFA. In order for the management of the iShares® MSCI Emerging Markets Index Fund to continue uninterrupted, the iShares® MSCI Emerging Markets Index Fund Board of Directors approved a new investment advisory agreement with BGFA, which will be submitted to the shareholders of the iShares® MSCI Emerging Markets Index Fund for their approval at a special meeting to be held on November 4, 2009.

The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund that trades on the New York Stock Exchange (the "NYSE") under the ticker symbol "EEM." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, the iShares® MSCI Emerging Markets Index Fund and its investment advisor, please see the prospectus, dated January 1, 2009 (as revised January 20, 2009). In addition, information about iShares and the iShares® MSCI Emerging Markets Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this document or any terms supplement.

Investment Objective and Strategy

The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as measured by the MSCI Emerging Markets Index. The iShares® MSCI Emerging Markets Index Fund holds equity securities traded primarily in the global emerging markets. The MSCI Emerging Markets Index was developed and is sponsored by MSCI Inc. ("MSCI") as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

As of September 30, 2009, the iShares® MSCI Emerging Markets Index Fund holdings by country consisted of the following 24 countries: Brazil, Cayman Islands, Chile, China, Colombia, Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United States. In addition, as of such date, the MSCI Emerging Markets Index Fund's three largest holdings by country were Taiwan, Brazil and South Korea. Its three largest equity securities were Samsung Electronics Co., Ltd., Taiwan Semiconductor Manufacturing Co., Ltd. and Banco Itaú Holding Financeira S.A., and its three largest sectors were financials, energy and Information Technology.

The iShares® MSCI Emerging Markets Index Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Emerging Markets Index. In addition, in order to improve its portfolio liquidity and its ability to track the MSCI Emerging Markets Index, the iShares® MSCI Emerging Markets Index Fund may invest up to 10% of its assets in shares of other funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. BGFA will not charge portfolio management fees on that portion of the iShares® MSCI Emerging Markets Index Fund's assets invested in shares of other funds.

Representative Sampling

The iShares® MSCI Emerging Markets Index Fund pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Emerging Markets Index, and generally does not hold all of the equity securities included in the MSCI Emerging Markets Index. The iShares® MSCI Emerging Markets Index Fund invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index.

Correlation

The MSCI Emerging Markets Index is a theoretical financial calculation, while the iShares® MSCI Emerging Markets Index Fund is an actual investment portfolio. The performance of the iShares® MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The iShares® MSCI Emerging Markets Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the MSCI Emerging Markets Index.

Industry Concentration Policy

The iShares® MSCI Emerging Markets Index Fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the iShares® MSCI Emerging Markets Index Fund will concentrate to approximately the same extent that the MSCI Emerging Markets Index concentrates in the stocks of such particular industry or group of industries.

Holdings Information

As of September 30, 2009, 99.59% of the iShares® MSCI Emerging Markets Index Fund's holdings consisted of equity securities, 0.16% consisted of cash and 0.25% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI Emerging Markets Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of September 30, 2009

Company	Percentage of Total Holdings
SAMSUNG ELECTRONICS CO., LTD.	4.29%
TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.	3.09%
BANCO ITAU HOLDING FINANCEIRA SA - ADR	2.64%
PETROLEO BRASILEIRO S.A.-ADR	2.60%
PETROLEO BRASILEIRO S.A.-ADR	2.30%
POSCO-ADR	2.24%
KB FINANCIAL GROUP INC-ADR	1.93%
CHINA MOBILE LTD	1.90%
CHUNGHWA TELECOM CO LTD-ADR	1.81%

Top holdings by sector as of September 30, 2009

Sector	Percentage of Total Holdings
Financials	24.90%
Information Technology	15.60%
Energy	14.98%
Materials	14.21%
Telecommunication Services	10.45%
Industrials	5.11%
Utilities	4.07%
Consumer Staples	3.98%
Consumer Discretionary	3.87%
Consumer Discretionary	3.87%
Health Care	1.96%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this document or any terms supplement.

Historical Performance of the Trust MSCI Emerging Markets Index Fund

We will provide historical price information with respect to the shares of the iShares® MSCI Emerging Markets Index Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

The MSCI Emerging Markets Index

We have derived all information contained in this document regarding the MSCI Emerging Markets Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The MSCI Emerging Markets Index is a stock index calculated, published and disseminated daily by its sponsor MSCI, a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited. Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI Emerging Markets Index.

The MSCI Emerging Markets Index was developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

MSCI recently completed previously announced changes to the methodology used in its MSCI International Equity Indices, including the MSCI Emerging Markets Index. MSCI enhanced its Standard Index methodology by moving from a sampled multi cap approach to an approach targeting exhaustive coverage with non overlapping size and style segments. On May 30, 2008, the MSCI Standard Indices (which include the MSCI Emerging Markets Index) and the MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the Global Investable Market Indices methodology described below. The enhanced MSCI Standard Indices are now composed of the MSCI Large Cap and Mid Cap Indices. The former MSCI Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology. Together, the relevant MSCI Large Cap, Mid Cap and Small Cap Indices make up the MSCI Investable Market Index for each country, composite, sector, and style index that MSCI offers.

The MSCI Emerging Markets Index Calculation

The performance of the MSCI Emerging Markets Index is a free float-adjusted average of the U.S. dollar values of all of the equity securities (the "component securities") constituting the MSCI indices for the selected countries (the "component country indices"). The MSCI Emerging Markets Index has a base date of December 31, 1987. As of November 2, 2009, the MSCI Emerging Markets Index consisted of the following 22 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. Each of the component country indices is a sampling of equity securities across industry groups in such country's equity markets.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. The Underlying Index is rebalanced quarterly, calculated in U.S. dollars on a real time basis, and disseminated every 60 seconds during market trading hours. It is also calculated on an end of day basis.

Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the daily historical closing levels from January 2, 2004 through October 30, 2009. The closing level for the EEM on October 30, 2009 was 37.56. We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

The historical prices set forth in the graph below have been adjusted for a 3-for-1 stock splits that were paid on June 8, 2005 and July 24, 2008.

Historical Performance of the iShares[®] MSCI Emerging Markets Index Fund



      The historical levels of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the EEM closing level on the Coupon Valuation Dates. We cannot give you assurance that the performance of the EEM will result in any return on your investment and you may receive a coupon payment of 0%.

Market Vectors^{TM} Gold Miners Index Fund ("GDX")

We have derived all information regarding the Market Vectors^{TM} Gold Miners Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors^{TM} ETF Trust (the "Market Vectors Trust"), Van Eck Securities Corporation, and Van Eck Associates Corporation ("Van Eck"). The Market Vectors^{TM} Gold Miners Index Fund is an investment portfolio maintained and managed by the Market Vectors Trust. Van Eck is the investment adviser to the Market Vectors^{TM} Gold Miners Index Fund. The Market Vectors^{TM} Gold Miners Index Fund is an exchange-traded fund that trades on the NYSE Arca Inc. (the "NYSE Arca") under the ticker symbol "GDX." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Market Vectors Trust currently consists of 28 investment portfolios including the Market Vectors^{TM} Gold Miners Index Fund. Information provided to or filed with the SEC by the Market Vectors Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding Market Vectors Trust, Van Eck, the Market Vectors^{TM} Gold Miners Index Fund, please see the prospectus, dated May 1, 2009.

Investment Objective and Strategy

The Market Vectors^{TM} Gold Miners Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of NYSE Arca Gold Miners Index. The Market Vectors^{TM} Gold Miners Index Fund normally invests at least 80% of its total assets in common stocks and American depositary receipts ("ADRs") of companies involved in the gold mining industry. The NYSE Arca Gold Miners Index, calculated by NYSE Arca, is a modified market capitalization-weighted index consisting of common stocks and American depository receipts (ADRs) of publicly traded companies involved primarily in mining for gold.

As of September 30, 2009, the Market Vectors^{TM} Gold Miners Index Fund holdings by country consisted of the following 6 countries: Australia, Canada, Peru, South Africa, the United Kingdom and the United States. In addition, as of such date, the Market Vectors^{TM} Gold Miners Index Fund's three largest holdings by country were Canada, South Africa, and the United States. Its three largest index constituents were Barrick Gold Corp., Goldcorp, Inc. and Newmont Mining Corp.

The Market Vectors^{TM} Gold Miners Index Fund uses a "passive" or indexing investment approach to try to track the NYSE Arca Gold Miners Index. Generally, the Market Vectors^{TM} Gold Miners Index Fund will hold all of the securities which comprise the NYSE Arca Gold Miners Index in proportion to their weightings in the NYSE Arca Gold Miners Index. The Market Vectors^{TM} Gold Miners Index Fund normally invests at least 95% of its total assets in securities that comprise the NYSE Arca Gold Miners Index. A lesser percentage may be so invested to the extent that Van Eck needs additional flexibility to comply with the requirements of the Internal Revenue Code and other regulatory requirements. Under various circumstances, it may not be possible or practicable to purchase all of those securities in these weightings. In these circumstances, the Market Vectors^{TM} Gold Miners Index Fund may purchase a sample of securities in the NYSE Arca Gold Miners Index. There also may be instances in which the Van Eck may choose to overweight another security in the NYSE Arca Gold Miners Index, purchase securities not in the NYSE Arca Gold Miners Index which the Van Eck believes are appropriate to substitute for certain securities in the NYSE Arca Gold Miners Index or utilize various combinations of other available investment techniques in seeking to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. The Market Vectors^{TM} Gold Miners Index Fund may sell securities that are represented in the NYSE Arca Gold Miners Index in anticipation of their removal from the NYSE Arca Gold Miners Index or purchase securities not represented in the NYSE Arca Gold Miners Index in anticipation of their addition to the NYSE Arca Gold Miners Index.

Correlation

The NYSE Arca Gold Miners Index is a theoretical financial calculation, while the Market Vectors^{TM} Gold Miners Index Fund is an actual investment portfolio. The performance of the Market Vectors^{TM} Gold Miners Index Fund and the NYSE Arca Gold Miners Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Market Vectors^{TM} Gold Miners Index Fund, using a "passive" or indexing investment approach, can be expected to have a greater tracking error than a fund using replication strategy.

Holdings Information

The Market Vectors^{TM} Gold Miners Index Fund normally invests at least 80% of its total assets in common stocks and American depositary receipts ("ADRs") of companies involved in the gold mining industry. This 80% investment policy is non-fundamental and requires 60 days' prior written notice to shareholders before it can be changed. The following tables summarize the Market Vectors^{TM} Gold Miners Index Fund's top holdings in individual companies and by market capitalization as of such date.

Top Index Constituents as of September 30, 2009

Company	Percentage of Total Holdings
BARRICK GOLD CORP. (ABX)	14.08%
GOLDCORP, INC. (GG)	11.41%
NEWMONT MINING CORP. (NEM)	8.28%
KINROSS GOLD CORP. (KGC)	5.79%
ANGLOGOLD ASHANTI LTD. (AU)	5.66%
AGNICO EAGLE MINES (AEM)	5.05%
COMPANIA DE MINAS BUENAVENTURA SA (BVN)	4.97%
YAMANA GOLD, INC. (AUY)	4.49%
GOLD FIELDS LTD. (GFI)	4.45%
RANDGOLD RESOURCES LTD. (GOLD)	4.44%
LIHIR GOLD LTD. (LGL AU)	4.26%
IAMGOLD CORP. (IAG)	4.14%
HARMONY GOLD MINING (HMY)	3.71%
ELDORADO GOLD CORP. (EGO)	3.62%
SILVER WHEATON CORP. (SLW)	3.35%

Top holdings by market capitalization as of September 30, 2009

Size	Percentage of Total Holdings
LARGE (> 5.0B)	77.0%
MEDIUM (1.0 > 5.0B)	19.9%
SMALL (< 1.0B)	3.1%

The information above was compiled from the Market Vectors Trust's website. We make no representation or warranty as to the accuracy of the information above.

Historical Performance of the Market Vectors^{TM} Gold Miners Index Fund

We will provide historical price information with respect to the shares of the Market Vectors^{TM} Gold Miners Index Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

The NYSE Arca Gold Miners Index

We have derived all information contained in this term sheet regarding the NYSE Arca Gold Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, the NYSE Arca. The NYSE Arca Gold Miners Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is reported by Bloomberg under the ticker symbol "GDM."

The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver.

Eligibility Criteria for Index Components

The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the NYSE or the NYSE Amex or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

Index Calculation

The NYSE Arca Gold Miners Index is calculated using a modified market capitalization weighting methodology. The NYSE Arca Gold Miners Index is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the NYSE Arca Gold Miners Index:

1) the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;
2) the component securities are split into two subgroups-large and small, which are ranked by market capitalization weight in the Market Vectors Gold Miners Index Fund. Large stocks are defined as having a Underlying Index weight greater than or equal to 5%. Small securities are defined as having an index weight below 5%; and
3) the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 50% of the total Underlying Index value.

The NYSE Arca Gold Miners Index is reviewed quarterly so that the NYSE Arca Gold Miners Index components continue to represent the universe of companies involved in the gold mining industry. The NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in the NYSE Arca's discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the NYSE Arca Gold Miners Index. Changes to the NYSE Arca Gold Miners Index compositions and/or the component share weights in the NYSE Arca Gold Miners Index typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

At the time of the quarterly rebalance, the weights for the components stocks (taking into account expected component changes and share adjustments), are modified in accordance with the following procedures.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the NYSE Arca Gold Miners Index, then all stocks greater than 20% of the NYSE Arca Gold Miners Index are reduced to represent 20% of the value of the NYSE Arca Gold Miners Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are those that are under 5% (after any adjustments for Diversification Rule 1). Each group in aggregate will be represent 50% of the index weight. The weight of each of the large stocks will be scaled down proportionately with a floor of 5% so that the aggregate weight of the large components will be reduced to represent 50% of the NYSE Arca Gold Miners Index. If any component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 5% and the proportion by which the stocks were scaled down, the components with weights greater than 5% will reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 4.5% and the proportion by which the stocks were scaled down. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Index Maintenance

The NYSE Arca Gold Miners Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. Components will be removed from the NYSE Arca Gold Miners Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares. In conjunction with the quarterly review, the share weights used in the calculation of the NYSE Arca Gold Miners Index are determined based upon current shares outstanding modified, if necessary, to provide greater index diversification, as described above. The index components and their share weights are determined and announced prior to taking effect. The share weight of each component stock in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. The NYSE Arca may substitute stocks or change the number of stocks included in the NYSE Arca Gold Miners Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component stock of the NYSE Arca Gold Miners Index; the index divisor may be adjusted to ensure that there are no changes to the index level as a result of non-market forces.

Historical Performance of the GDX

The following graph sets forth the historical performance of the GDX based on the daily historical closing levels from May 22, 2006 through October 30, 2009. The closing level for the GDX on October 30, 2009 was 42.17. We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

Historical Performance of the Market Vectors™ Gold Miners Index Fund



   The historical levels of the GDX should not be taken as an indication of future performance, and no assurance can be given as to the GDX closing level on the Coupon Valuation Dates. We cannot give you assurance that the performance of the GDX will result in any return on your investment and you may receive a coupon payment of 0%.

The iShares® Dow Jones U.S. Real Estate Index Fund ("IYR")

We have derived all information regarding the iShares® Dow Jones U.S. Real Estate Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust ("iShares® Trust") or its investment advisor. The iShares® Dow Jones U.S. Real Estate Index Fund is an investment portfolio maintained and managed by iShares® Trust. Barclays Global Fund Advisors ("BGFA") is currently the investment adviser to the iShares® Dow Jones U.S. Real Estate Index Fund. However, on June 16, 2009, Barclays PLC ("Barclays"), the ultimate parent company of BGFA, accepted a binding offer and entered into an agreement to sell its interests in BGFA and certain affiliated companies to BlackRock, Inc. (the BlackRock Transaction"). The BlackRock Transaction is subject to certain regulatory approvals, as well as other conditions to closing. Under the Investment Company Act of 1940, as amended, completion of the BlackRock Transaction will cause the automatic termination of the iShares® Dow Jones U.S. Real Estate Index Fund's current investment advisory agreement with BGFA. In order for the management of the iShares® Dow Jones U.S. Real Estate Index Fund to continue uninterrupted, the iShares® Dow Jones U.S. Real Estate Index Fund Board of Trustees approved a new investment advisory agreement with BGFA, which will be submitted to the shareholders of the iShares® Dow Jones U.S. Real Estate Index Fund for their approval at a special meeting to be held on November 4, 2009.

The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund that trades on the NYSE Arca Inc. under the ticker symbol "IYR." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Dow Jones U.S. Real Estate Index Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares® Trust, the iShares® Dow Jones U.S. Real Estate Index Fund and its advisor, please see the prospectus, dated September 1, 2009. In addition, information about iShares® Trust and the iShares® U.S. Real Estate Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® Trust website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® Trust website is not incorporated by reference in, and should not be considered a part of, this document or any terms supplement.

Investment Objective and Strategy

The iShares® Dow Jones U.S. Real Estate Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the real estate sector of the U.S equity market, as measured by the Dow Jones U.S. Real Estate Index™. Thus, the iShares® Dow Jones U.S. Real Estate Index Fund will be concentrated in the U.S. real estate industry. The Dow Jones Underlying Index is calculated, maintained and published by Dow Jones.

As of October 30, 2009, the iShares® Dow Jones U.S. Real Estate Index Fund's three largest equity securities were the Simon Property Group Inc., Vornado Realty Trust and Public Storage.

The iShares® Dow Jones U.S. Real Estate Index Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the Dow Jones U.S. Real Estate Index™. In addition, in order to improve its portfolio liquidity and its ability to track the Dow Jones U.S. Real Estate Index™, the iShares® Dow Jones U.S. Real Estate Index Fund may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the Dow Jones U.S. Real Estate Index™ as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates.

Representative Sampling

The iShares® Dow Jones U.S Real Estate Index Fund pursues a "representative sampling" strategy in attempting to track the performance of the Dow Jones U.S. Real Estate Index™, and generally does not hold all of the equity securities included in the Dow Jones U.S. Real Estate Index™. The iShares® Dow Jones U.S Real Estate Markets Index Fund invests in a representative sample of securities in the Dow Jones U.S. Real Estate Index™, which have a similar investment profile as the Dow Jones U.S. Real Estate Index™. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Dow Jones U.S. Real Estate Index™.

Correlation

The Dow Jones U.S. Real Estate Index™ is a theoretical financial calculation, while the iShares® Dow Jones U.S Real Estate Index Fund is an actual investment portfolio. The performance of the iShares® Dow Jones U.S Real Estate Index Fund and the Dow Jones U.S. Real Estate Index™ will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The iShares® Dow Jones U.S. Real Estate Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the Dow Jones U.S. Real Estate Index^{TM}.

Industry Concentration Policy

The iShares® Dow Jones U.S Real Estate Index Fund will concentrate its investments to approximately the same extent that the Dow Jones U.S. Real Estate Index^{TM} concentrates in the stocks of the real estate industry. As of October 30, 2009, 99.80% of the iShares® Dow Jones U.S. Real Estate Index Fund's investments consisted of stocks in the real estate industry.

Holdings Information

As of October 30, 2009, 99.80% of the iShares® Dow Jones U.S. Real Estate Index Fund's holdings consisted of equity securities, 0.16% consisted of cash and 0.04% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® Dow Jones U.S. Real Estate Index Fund's top holdings in individual companies as of such date.

Top holdings in individual securities as of October 30, 2009

Company	Percentage of Total Holdings
SIMON PROPERTY GROUP INC	8.69%
VORNADO REALTY TRUST	4.90%
PUBLIC STORAGE	4.33%
ANNALY CAPITAL MANAGEMENT INC.	4.21%
HCP INC	3.94%
BOSTON PROPERTIES INC	3.85%
EQUITY RESIDENTIAL	3.62%
VENTAS INC	2.87%
HOST HOTELS & RESORTS INC	2.76%
AVALONBAY COMMUNITIES INC	2.50%

The information above was compiled from the iShares® Trust website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® Trust website is not incorporated by reference in, and should not be considered a part of, this document.

Historical Performance of the iShares® Dow Jones U.S. Real Estate Index Fund

The following graph sets forth the historical performance of the IYR based on the daily historical closing levels from January 5, 2004 through October 30, 2009. The closing level for the IYR on October 30, 2009 was 40.55. We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

Historical Performance of the iShares® Dow Jones U.S. Real Estate Index Fund



The historical levels of the IYR should not be taken as an indication of future performance, and no assurance can be given as to the IYR closing level on the Coupon Valuation Dates. We cannot give you assurance that the performance of the IYR will result in any return on your investment and you may receive a coupon payment of 0%.

PowerShares QQQ Trust, Series 1 (“QQQQ”)

The PowerShares QQQ Trust[SM], Series 1 is an unit investment trust created pursuant to a trust indenture and agreement (the “Trust Agreement”) dated as of March 4, 1999, and is governed by a standard terms and conditions of trust between The Bank of New York Mellon, (the “Trustee”), and Nasdaq Global Funds, the predecessor sponsor to Invesco PowerShares Capital Management LLC (the “Sponsor”), dated and executed as of March 1, 1999. The PowerShares QQQ Trust[SM], Series 1 was created to provide investors with the opportunity to purchase units of beneficial interest in the PowerShares QQQ Trust[SM], Series 1 representing proportionate undivided interests in the portfolio of securities held by the PowerShares QQQ Trust[SM], Series 1, which consists of substantially all of the securities, in substantially the same weighting, as the component securities of the Nasdaq-100 Index. This section is just a summary of the PowerShares QQQ TrustSM, Series 1. Information filed by the PowerShares QQQ Trust[SM], Series 1 with the SEC pursuant to the Securities Exchange Act of 1934, as amended, can be located by reference to the SEC file numbers 811-08947 and 333-61001 on the SEC's website at http://www.sec.gov.

The PowerShares QQQ Trust[SM], Series 1 issues securities called PowerShares QQQ Index Tracking Stock (the “PowerShares QQQ Shares”), which are listed for trading on the Nasdaq Global Market tier of Nasdaq under the symbol “QQQQ.”

Description of the underlying shares

The PowerShares QQQ Trust[SM], Series 1, an exchange traded fund, is a registered investment company which both (a) continuously issues and redeems “in kind” its shares, known as PowerShares QQQ Shares only in large lot sizes called Creation Units at their once daily net asset value (“NAV”) and (b) lists the shares individually for trading on Nasdaq at prices established throughout the trading day, like any other listed equity security trading in the secondary market on Nasdaq. The PowerShares QQQ Shares held by the PowerShares QQQ Trust[SM], Series 1 consist of a portfolio of equity securities portfolio of equity securities or, in the case of securities not yet delivered in connection with purchases made by the trust or portfolio deposits, confirmations of contracts to purchase such securities (collectively, the “Portfolio”). The investment objective of the PowerShares QQQ Trust[SM], Series 1 is to provide investment results that generally correspond to the price and yield performance of the Nasdaq-100 Index® by holding all the stocks comprising the Nasdaq-100 Index®.

The PowerShares QQQ Trust[SM], Series 1, which holds the Portfolio and cash, is not actively managed by traditional methods, which typically involve effecting changes in the Portfolio on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weights of the securities in the PowerShares QQQ Trust[SM], Series 1 (the “Securities”) and the stocks in the Nasdaq-100 Index®, the Trustee adjusts the Securities from time to time to conform to periodic changes in the identity and/or relative weights of the Securities. The composition and weighting of the securities portion of a portfolio deposit are also adjusted to conform to changes in the Nasdaq-100 Index®.

The sponsor of the PowerShares QQQ Trust[SM], Series 1 makes available on each business day a list of the names and the required number of shares for each of the securities in the current portfolio deposit as well as the income net of expense amount effective through and including the previous business day per outstanding PowerShares QQQ Share. The sponsor may choose within its discretion to make available, frequently throughout each business day, a number representing, on a per PowerShares QQQ Share basis, the sum of the income net of expense amount effective through and including the previous business day plus the current value of the securities portion of a portfolio deposit as in effect on such day (which value will occasionally include a cash-in-lieu amount to compensate for the omission of a particular index security from such portfolio deposit). The Nasdaq Stock Market calculates the Nasdaq-100 Index® intra-day every 15 seconds on every business day in which the Nasdaq Stock Market is open for trading. If the sponsor elects to make such information available, it would be calculated based upon the best information available to the sponsor and may be calculated by other persons designated to do so by the sponsor. If the sponsor elects to make such information available, the inability of the sponsor or its designee to provide such information for any period of time will not in itself result in a halt in the trading of PowerShares QQQ Shares on Nasdaq. If such information is made available, investors interested in creating PowerShares QQQ Shares or purchasing PowerShares QQQ Shares in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors.

Description of the Nasdaq-100 Index®

We have derived all information contained in this underlying supplement regarding the Nasdaq Index® including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Nasdaq. The Nasdaq Index® was developed by, and is calculated, maintained and published by Nasdaq.

The NASDAQ 100 Index®, which we refer to as the “Nasdaq Index,” was first published in January 1985 and includes companies across a variety of major industry groups. The Nasdaq Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. Current information regarding the market value of the Nasdaq Index is available from Nasdaq as well as numerous market information services.

The Nasdaq Index shares weights of the component securities of the Nasdaq Index at any time are based upon the total shares outstanding in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock's influence on the level of the Nasdaq Index is directly proportional to the value of its Nasdaq Index share weight.

Computation of the Nasdaq Index

Underlying Stock Eligibility Criteria and Annual Ranking Review Initial Eligibility Criteria To be eligible for initial inclusion in the Nasdaq Index, a security must be listed on the Nasdaq and meet the following criteria:

- the security must be listed on The Nasdaq National Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);
- the security must be of a non-financial company;
- the security may not be issued by an issuer currently in bankruptcy proceedings;
- the security must have an average daily trading volume on the Nasdaq of at least 200,000 shares;
- if the security is of a foreign issuer (a foreign issuer is determined based on its country of incorporation), it must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States;
- only one class of security per issuer is allowed;
- the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being Nasdaq Index eligible;
- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;
- the security must have seasoned on the Nasdaq or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and
- if the security would otherwise qualify to be in the top 25% of the securities included in the Nasdaq Index by market capitalization for the six prior consecutive month ends, then a one-year seasoning criteria would apply.

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the Nasdaq Index, the following criteria apply:
- the security must be listed on The Nasdaq National Market (unless the security was maintained that listing);
- the security must be of a non-financial company;
- the security may not be issued by an issuer currently in bankruptcy proceedings;
- the security must have an average daily trading volume of at least 200,000 shares as measured annually during the ranking review process;
- if the security is of a foreign issuer, it must have listed options or be eligible for listed options trading, as measured annually during the ranking review process;
- the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Nasdaq Index at each month end. In the event a company does not meet this criterion for two consecutive month ends, it will be removed from the Nasdaq Index effective after the close of trading on the third Friday of the following month; and
- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

These Nasdaq Index eligibility criteria may be revised from time to time by the Nasdaq without regard to the Securities. The Nasdaq Index securities are evaluated on an annual basis, except under extraordinary circumstances which may result in an interim evaluation, as follows (this evaluation is referred to herein as the "Ranking Review"). Securities listed on the Nasdaq Stock Market which meet the applicable eligibility criteria are ranked by market value. Nasdaq Index-eligible securities which are already in the Nasdaq Index and which are ranked in the top 100 eligible securities (based on market capitalization) are retained in the Nasdaq Index. A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Nasdaq Index-eligible securities not currently in the Nasdaq Index that have the largest market capitalization. The data used in the ranking includes end of October NASDAQ market data and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November.

Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December, and replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year a Nasdaq Index security is no longer traded on the Nasdaq, or is otherwise determined by the Nasdaq to become ineligible for continued inclusion in the Nasdaq Index, the security will be replaced with the largest market capitalization security not currently in the Nasdaq Index and meeting the Nasdaq Index eligibility criteria listed above.

In addition to the Ranking Review, the securities in the Nasdaq Index are monitored every day by the Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions or other corporate actions.

The Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to those changes. If the change in total shares outstanding arising from a corporate action is greater than or equal to 5.0%, that change is made to the Nasdaq Index on the evening prior to the effective date of that corporate action or as soon as practical thereafter. Otherwise, if the change in total shares outstanding is less than 5.0%, then all those changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. In either case, the Nasdaq Index share weights for those underlying stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in those Nasdaq Index securities. Ordinarily, whenever there is a change in the Nasdaq Index share weights or a change in a component security included in the Nasdaq Index, the Nasdaq adjusts the divisor to assure that there is no discontinuity in the level of the Nasdaq Index that might otherwise be caused by any of those changes.

Rebalancing of the NASDAQ Index

The Nasdaq Index is calculated under a modified capitalization-weighted methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Nasdaq Index by a few large stocks); (3) reduce Nasdaq Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest Nasdaq Index securities from necessary weight rebalancings.

Under the methodology employed, on a quarterly basis coinciding with the Nasdaq's quarterly scheduled weight adjustment procedures, the Nasdaq Index securities are categorized as either Large Stocks or Small Stocks depending on whether their current percentage weights (after taking into account scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Nasdaq Index (i.e., as a 100-stock index, the average percentage weight in the Nasdaq Index is 1.0%).

This quarterly examination will result in a Nasdaq Index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization Nasdaq Index security must be less than or equal to 24.0% and (2) the collective weight of those Nasdaq Index securities whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%. In addition, the Nasdaq may conduct a special rebalancing if it is determined necessary to maintain the integrity of the Nasdaq Index. If either one or both of these weight distribution requirements are not met upon quarterly review, or the Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Nasdaq Index security exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Nasdaq Index security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those Nasdaq Index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their collective weight exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the collective weight, so adjusted, to be set to 40.0%.

The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Nasdaq Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stocks relative ranking among the Small Stocks such that the smaller the Nasdaq Index security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Nasdaq Index.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average Nasdaq Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

Then, to complete the rebalancing procedure, once the final percent weights of each of the Nasdaq Index securities are set, the Nasdaq Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Nasdaq Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September and December. Changes to the Nasdaq Index share weights will be made effective after the close of trading on the third Friday in March, June, September and December, and an adjustment to the Nasdaq Index divisor will be made to ensure continuity of the Nasdaq Index. Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current Nasdaq Index share weights. However, the Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the Nasdaq Index components. In those instances, the Nasdaq would announce the different basis for rebalancing prior to its implementation.

Historical Performance of the QQQQ

The following graph sets forth the historical performance of the QQQQ based on the daily historical closing levels from December 1, 2004 through October 30, 2009. The closing level for the QQQQ on October 30, 2009 was 40.96. We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

Historical Performance of the PowerShares QQQ Trust^SM, Series 1



The historical levels of the QQQQ should not be taken as an indication of future performance, and no assurance can be given as to the QQQQ closing level on the Coupon Valuation Dates. We cannot give you assurance that the performance of the QQQQ will result in any return on your investment and you may receive a coupon payment of 0%.

Energy Select Sector SPDR

We have derived all information regarding the Energy Select Sector SPDR®, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust and SSgA Funds Management, Inc. ("SSFM"). We make no representation or warranty as to the accuracy or completeness of such information. The Energy Select Sector SPDR® is an investment portfolio managed by SSFM, the investment adviser to the Energy Select Sector SPDR®. The Energy Select Sector SPDR® is an exchange-traded fund that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "XLE."

The Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the Index Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Select Sector SPDR® Trust or the Energy Select Sector SPDR®, please see the Select Sector SPDR® Trust's prospectus, dated January 31, 2009. In addition, information about the Select Sector SPDR® Trust, SSFM and the Energy Select Sector SPDR® may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector SPDR® Trust's website. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective

The Energy Select Sector SPDR® seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the energy sector, as represented by the Energy Select Sector Index. The Energy Select Sector Index measures the performance of the energy sector of the U.S. equity market. The Energy Select Sector Index includes companies in the following sub-sectors: oil, gas & consumable fuels; and energy equipment & services.

Investment Strategy — Replication

The Energy Select Sector SPDR® pursues the indexing strategy of "replication" in attempting to approximate the performance of Energy Select Sector Index. The Energy Select Sector SPDR® will generally invest in all of the equity securities included in the Energy Select Sector Index. There may, however, be instances where SSFM may choose to overweight another stock in the Energy Select Sector Index, purchase securities not included in the Energy Select Sector Index that SSFM believes are appropriate to substitute for a security included in the Energy Select Sector Index or utilize various combinations of other available investment techniques in seeking to track accurately the Energy Select Sector Index. The Energy Select Sector SPDR® will normally invest at least 95% of its total assets in common stocks that comprise the Energy Select Sector Index. The Energy Select Sector SPDR® may invest its remaining assets in money market instruments (including repurchase agreements and money market funds), convertible securities, structured notes and in options and futures contracts. Options and futures contracts (and convertible securities and structured notes) may be used by the Energy Select Sector SPDR® in seeking performance that corresponds to the Energy Select Sector Index and managing cash flows. SSFM anticipates that, under normal circumstances, it may take approximately five business days for additions and deletions to the S&P 500® Index to be reflected in the portfolio composition of the Energy Select Sector SPDR®. The Board of Trustees of the Trust may change the Energy Select Sector SPDR®'s investment strategy and other policies without shareholder approval.

Correlation

The Energy Select Sector Index is a theoretical financial calculation, while the Energy Select Sector SPDR® is an actual investment portfolio. The performance of the Energy Select Sector SPDR® and the Energy Select Sector Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Energy Select Sector SPDR®, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Holdings Information

As of October 30, 2009, the Energy Select Sector SPDR® included 40 companies. The Energy Select Sector SPDR®'s three largest holdings are Exxon Mobil Corp, Chevron Corp and Schlumberger Ltd. The following table summarizes the Energy Select Sector SPDR®'s holdings in individual companies as of such date.

Top holdings in individual securities as of October 30, 2009

Company	Percentage of Total Holdings
Exxon Mobil Corp.	20.13%
Chevron Corp.	13.58%
Schlumberger Ltd.	6.73%
CONOCOPHILLIPS	4.76%
Occidental Petroleum Corp.	4.65%
Apache Corp.	3.16%
Anadarko Petroleum Corp.	3.01%
Devon Energy Corp.	2.87%
Halliburton Co.	2.73%
XTO Energy Inc.	2.44%
Marathon Oil Corp.	2.30%
EOG Resources Inc.	2.17%
National Oilwell Varco Inc.	1.88%
Chesapeake Energy Corp.	1.81%
Hess Corp.	1.72%

The information above was compiled from the Select Sector SPDR® Trust's website. We make no representation or warranty as to the accuracy of the information above.

Historical Performance of the Energy Select Sector SPDR®

We will provide historical price information with respect to the shares of the Energy Select Sector SPDR® in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

The Energy Select Sector Index

We have derived all information regarding the Energy Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P") or Merrill Lynch, Pierce, Fenner & Smith Incorporated, as index compilation agent, ("Merrill Lynch" or the "Index Compilation Agent"). We make no representation or warranty as to the accuracy or completeness of such information.

The Energy Select Sector Index is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in the development or production of energy products. Energy companies in the Energy Select Sector Index develop and produce crude oil and natural gas and provide drilling and other energy related services. The Energy Select Sector Index, which serves as the benchmark for the Energy Select Sector SPDR®, was established with a value of 250.00 on June 30, 1998.

The stocks included in the Energy Select Sector Index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Energy Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

As of October 30, 2009, the Energy Select Sector Index had a 12.35% weighting in the S&P 500® Index based on the capitalization of the constituent stocks.

Construction and Maintenance

The Energy Select Sector Index is developed and maintained in accordance with the following criteria:
- Each of the component stocks in the Energy Select Sector Index (the "Component Stocks") is a constituent company of the S&P 500® Index.
- Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.
- The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the Energy Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the Energy Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index

constituent stocks to the Energy Select Sector Index, that assignment being the sole responsibility of the Index Compilation Agent.

- The Energy Select Sector Index is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within the Energy Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Energy Select Sector Index. Under certain conditions, however, the number of shares of a Component Stock within the Energy Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

- The Energy Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of the Energy Select Sector Index is computed by dividing the total market value of the companies in the Energy Select Sector Index by a number called the index divisor.

- The Energy Select Sector Index is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the Energy Select Sector Index; and (ii) with respect to 50% of the total value of the Energy Select Sector Index, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Energy Select Sector Index.

- Rebalancing the Energy Select Sector Index to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the Energy Select Sector Index will be reduced and the market capitalization based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the Energy Select Sector Index will be reduced to 23% of the total value of the Energy Select Sector Index and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the Energy Select Sector Index. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Energy Select Sector Index accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the Energy Select Sector Index will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the Financial Select Sector Index. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the Energy Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Underlying Index is accounted for by Component Stocks representing no more than 4.8% of the total value of the Energy Select Sector Index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently. Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

Historical Performance of the XLE

The following graph sets forth the historical performance of the XLE based on the daily historical closing levels from January 6, 2004 through October 30, 2009. The closing level for the XLE on October 30, 2009 was 55.36. We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

Historical Performance of the Energy Select Sector SPDR® Index Fund



The historical levels of the XLE should not be taken as an indication of future performance, and no assurance can be given as to the XLE closing level on the Coupon Valuation Dates. We cannot give you assurance that the performance of the XLE will result in any return on your investment and you may receive a coupon payment of 0%.

Financial Select Sector SPDR (ETF)

We have derived all information regarding the Financial Select Sector SPDR® Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust and SSgA Funds Management, Inc. ("SSFM"). We make no representation or warranty as to the accuracy or completeness of such information. The Financial Select Sector SPDR® Fund is an investment portfolio managed by SSFM, the investment adviser to the Financial Select Sector SPDR® Fund. The Financial Select Sector SPDR® Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "XLF."

The Select Sector SPDR® Trust is a registered investment company that consists of nine separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the Financial Select Sector SPDR® Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Trust or the Financial Select Sector SPDR® Fund, please see the Select Sector SPDR® Trust's prospectus, dated January 31, 2009. In addition, information about the Select Sector SPDR® Trust, SSFM and the Financial Select Sector SPDR® Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector SPDR® Trust website. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective

The Financial Select Sector SPDR® Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the financial services sector, as represented by the Financial Select Sector Index. The Financial Select Sector Index measures the performance of the financial services sector of the U.S. equity market. The Financial Select Sector Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts.

Investment Strategy — Replication

The Financial Select Sector SPDR® Fund pursues the indexing strategy of "replication" in attempting to approximate the performance of Financial Select Sector Index. The Financial Select Sector SPDR® Fund will generally invest in all of the equity securities included in the Financial Select Sector Index. There may, however, be instances where SSFM may choose to overweight another stock in the Financial Select Sector Index, purchase securities not included in the Financial Select Sector Index that SSFM believes are appropriate to substitute for a security included in the Financial Select Sector Index or utilize various combinations of other available investment techniques in seeking to track accurately the Financial Select Sector Index. The Financial Select Sector SPDR® Fund will normally invest at least 95% of its total assets in common stocks that comprise the Financial Select Sector Index. The Financial Select Sector SPDR® Fund may invest its remaining assets in money market instruments (including repurchase contracts. Options and futures contracts (and convertible securities and structured notes) may be used by the Financial Select Sector SPDR® Fund in seeking performance that corresponds to the Financial Select Sector Index and managing cash flows. SSFM anticipates that, under normal circumstances, it may take approximately five business days for additions and deletions to the S&P 500® Index to be reflected in the portfolio composition of the Financial Select Sector SPDR® Fund. The Board of Trustees of the Select Sector SPDR® Trust may change the Financial Select Sector SPDR® Fund's investment strategy and other policies without shareholder approval.

Correlation

The Financial Select Sector Index is a theoretical financial calculation, while the Financial Select Sector SPDR® Fund is an actual investment portfolio. The performance of the Financial Select Sector SPDR® Fund and the Financial Select Sector Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Financial Select Sector SPDR® Fund, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Holdings Information

As of October 30, 2009, the Financial Select Sector SPDR® Fund included 79 companies. The Financial Select Sector SPDR® Fund's three largest holdings are JPMorgan Chase, Bank of America Corp. and Wells Fargo & Co. The following table summarizes the Financial Select Sector SPDR® Fund's holdings in individual companies as of such date.

Top holdings in individual securities as of October 30, 2009

Company	Percentage of Total Holdings
JPMorgan Chase & Co.	12.28%
Bank of America Corp.	9.61%
Wells Fargo & Co.	9.43%
Goldman Sachs Group Inc.	6.5%
Citigroup Inc.	3.99%
U.S. Bancorp	3.32%
MORGAN STANLEY	3.26%
American Express Co.	3.1%
Bank of New York Mellon Corp.	2.4%
MetLife Inc.	2.11%
Travelers Cos. Inc.	2.08%
MetLife Inc.	1.69%
PNC Financial Services Group Inc.	1.57%
Prudential Financial Inc.	1.55%
State Street Corp.	1.5%
CME Group Inc. Cl A	12.28%

The information above was compiled from the Select Sector SPDR® Trust website. We make no representation or warranty as to the accuracy of the information above.

Historical Performance of the Financial Select Sector SPDR® Fund

We will provide historical price information with respect to the shares of the Financial Select Sector SPDR® Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

The Financial Select Sector Index

We have derived all information regarding the Financial Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P") or Merrill Lynch, Pierce, Fenner & Smith Incorporated, as index compilation agent, ("Merrill Lynch" or the "Index Compilation Agent"). We make no representation or warranty as to the accuracy or completeness of such information.

The Financial Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. Companies in the Financial Select Sector Index include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking. The Financial Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a "Select Sector Index." As of October 30, 2009, the Financial Select Sector Index included 79 component stocks.

The stocks included in the Financial Select Sector Index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Financial Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

As of October 30, 2009, the Financial Select Sector Index had a 14.66% weighting in the S&P 500® Index based on the capitalization of the constituent stocks.

Construction and Maintenance

The Financial Select Sector Index is developed and maintained in accordance with the following criteria:
- Each of the component stocks in the Financial Select Sector Index (the "FSSI Component Stocks") is a constituent company of the S&P 500® Index.

- Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.
- The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the Financial Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the Financial Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the Financial Select Sector Index, that assignment being the sole responsibility of the Index Compilation Agent.
- The Financial Select Sector Index is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the FSSI Component Stocks within the Financial Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Financial Select Sector Index. Under certain conditions, however, the number of shares of a FSSI Component Stock within the Financial Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.
- The Financial Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of the Financial Select Sector Index is computed by dividing the total market value of the companies in the Financial Select Sector Index by a number called the index divisor.
- The Financial Select Sector Index is weighted based on the market capitalization of each of the FSSI Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single FSSI Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the Financial Select Sector Index; and (ii) with respect to 50% of the total value of the Financial Select Sector Index, the market capitalization-based weighted value of the FSSI Component Stocks must be diversified so that no single FSSI Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Financial Select Sector Index.
- Rebalancing the Financial Select Sector Index to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a FSSI Component Stock (or two or more FSSI Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such FSSI Component Stock (or FSSI Component Stocks) represents in the Financial Select Sector Index will be reduced and the market capitalization based weighted value of such FSSI Component Stock (or FSSI Component Stocks) will be redistributed across the FSSI Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each FSSI Component Stock that exceeds 24% of the total value of the Financial Select Sector Index will be reduced to 23% of the total value of the Financial Select Sector Index and the aggregate amount by which all FSSI Component Stocks exceed 24% will be redistributed equally across the remaining FSSI Component Stocks that represent less than 23% of the total value of the Financial Select Sector Index. If as a result of this redistribution, another FSSI Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Financial Select Sector Index accounted for by the lowest weighted FSSI Component Stocks, each FSSI Component Stock that exceeds 4.8% of the total value of the Financial Select Sector Index will be reduced to 4.6% and the aggregate amount by which all FSSI Component Stocks exceed 4.8% will be distributed equally across all remaining FSSI Component Stocks that represent less than 4.6% of the total value of the Financial Select Sector Index. If as a result of this redistribution another FSSI Component Stock that did not previously exceed 4.8% of the Financial Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Financial Select Sector Index is accounted for by FSSI Component Stocks representing no more than 4.8% of the total value of the Financial Select Sector Index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a FSSI Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a FSSI Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that FSSI Component Stocks will change sectors frequently. FSSI Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

Historical Performance of the XLF

The following graph sets forth the historical performance of the XLF based on the daily historical closing levels from January 2, 2004 through October 30, 2009. The closing level for the XLF on October 30, 2009 was 14.02. We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

Historical Performance of the Financial Select Sector SPDR® Index Fund



The historical levels of the XLF should not be taken as an indication of future performance, and no assurance can be given as to the XLF closing level on the Coupon Valuation Dates. We cannot give you assurance that the performance of the XLF will result in any return on your investment and you may receive a coupon payment of 0%.

DISCONTINUANCE OR MODIFICATION OF THE REFERENCE ASSET

If the shares of a reference asset are delisted from, or trading of a reference asset is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the of such reference asset (any such trading successor or substitute securities, the "successor securities"), such successor securities will be deemed to be such reference asset for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor securities, the calculation agent will cause notice thereof to be furnished to HSBC and the trustee and HSBC will provide notice thereof to the registered holders of the securities.

If the shares of a reference asset are delisted from, or trading of the shares of a reference asset is suspended on, the relevant exchange and successor securities that the calculation agent determines to be comparable to the shares or of such reference asset are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, and such successor or substitute security will be deemed to be such reference asset for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to HSBC and the trustee and HSBC will provide notice thereof to the registered holders of the securities.

If a reference asset is liquidated or otherwise terminated (a "termination event"), the official closing price of the shares of such reference asset on the relevant coupon valuation date will be determined by the calculation agent in accordance with the general procedures last used to calculate such reference asset prior to any such termination event. The calculation agent will cause notice of the termination event and calculation of the official closing price as described above to be furnished to HSBC and the trustee and HSBC will provide notice thereof to registered holders of the securities.

If a termination event has occurred with respect to a reference asset and the underlying index sponsor of such reference asset discontinues publication of the respective underlying index and if such underlying index sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to such underlying index, then the value of such underlying index will be determined by reference to the value of that comparable index, which we refer to as a "successor underlying index." Upon any selection by the calculation agent of a successor underlying index, the calculation agent will cause notice to be furnished to HSBC and the trustee and HSBC will provide notice thereof of the selection of the successor underlying index to the registered holders of the securities.

If a termination event has occurred with respect to a reference asset and the underlying index sponsor of such reference asset discontinues publication of the respective underlying index and a successor underlying index is not selected by the calculation agent or is no longer published from the date of the termination event up to and including the any coupon valuation date, the value to be substituted for the such underlying index on the final valuation date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate such underlying index prior to any such discontinuance.

If a successor underlying index is selected for an underlying index or the calculation agent calculates a value as a substitute for an underlying index as described above, such successor underlying index or value, as the case may be, will be substituted for such underlying index for all purposes, including for purposes of determining whether a market disruption event occurs.

Notwithstanding the above alternative arrangements, discontinuance of the publication of an underlying index may adversely affect the market value of the securities.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the holders of securities, absent manifest error.

MARKET DISRUPTION EVENTS

If a coupon valuation date is not a scheduled trading day for a reference asset, then the coupon valuation date for such reference asset will be the next day that is a scheduled trading day for such reference asset. If a market disruption event (as defined below) exists for a reference asset on the coupon valuation date, then such coupon valuation date for such reference asset will be the next scheduled trading day on which a market disruption event does not exist with respect to such reference asset. If the market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the coupon valuation date for such reference asset, and the calculation agent will determine, in its discretion, the official closing price with respect to such reference asset on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such index fund that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to a reference asset on the originally scheduled coupon valuation date, the determination of such reference asset's official closing price will be made on the originally scheduled coupon valuation date, irrespective of the existence of a market disruption event with respect to one or more of the other reference assets. If the final coupon valuation date for any reference asset is postponed, then the maturity date will also be postponed until the fourth business day following the latest postponed final coupon valuation date and no interest will be payable in respect of such postponement.

"Market disruption event" for a reference asset means any scheduled trading day on which any relevant exchange or related exchange for such reference asset fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise; (A) relating to shares of the applicable reference asset, (B) relating to the stocks then constituting 20% or more of the level of the underlying index of such reference asset; or (C) in futures or options contracts relating to such reference asset or the underlying index of such reference asset, on any related exchange; or

(ii) Any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for shares of the applicable reference asset; (B) to effect transactions in, or obtain market values for the stocks then constituting 20% or more of the level of the underlying index of such reference asset; or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to such reference asset or the underlying index of such reference asset on any relevant related exchange; or

(iii) The closure on any scheduled trading day of any relevant exchange or any related exchange relating to any shares of the applicable reference asset or relating to any stocks then constituting 20% or more of the level of the underlying index of such reference asset prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on such exchange; or (B) the submission deadline for orders to be entered on the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" for a reference asset means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such reference asset or the underlying index of such reference asset has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such reference asset or the underlying index of such reference asset on such temporary substitute exchange or quotation system as on the original related exchange) on which futures or options contracts relating to such reference asset or the underlying index of such reference asset are traded where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options related to the underlying index of such reference asset or the shares of the reference asset.

"Relevant exchange" means any exchange or quotation system for shares of the reference asset or any stock then included in the underlying index, where such trading has a material effect (as determined by the calculation agent) on the overall market for trading of such securities.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" for a reference asset means any day on which all of the relevant exchanges and related exchanges for such reference asset are scheduled to be open for trading for their respective regular trading sessions.

ANTI-DILUTION AND REORGANIZATION ADJUSTMENTS

Following the declaration by a reference asset of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of such reference asset and, if the calculation agent determines either to be the case, it will make such calculations and adjustments to the terms of the securities as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the issue date of the securities:

(a) a subdivision, consolidation or reclassification of the shares of a reference asset (unless a merger event), or a free distribution or dividend of any shares or any depository receipts of such reference asset to existing holders by way of bonus, capitalization or similar issue;

(b) a distribution or dividend to existing holders of the shares of a reference asset of (A) shares of such reference asset, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of such reference asset equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(c) an extraordinary dividend of a reference asset;

(d) a call by a reference asset in respect of shares of such reference asset that are not fully paid;

(e) a repurchase by a reference asset of shares of such reference asset whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(f) any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of a reference asset.

MERGER EVENT AND TENDER OFFER

A "merger event" shall mean, with respect to a reference asset, any (i) reclassification or change of the shares of such reference asset that results in a transfer of or an irrevocable commitment to transfer all shares of the reference asset outstanding, or (ii) consolidation, amalgamation or merger of the reference issuer with or into another entity (other than a consolidation, amalgamation or merger of the reference issuer with or into another entity and which does not result in any such reclassification or change of all shares of the reference asset) or (iii) takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the reference asset that results in a transfer of or an irrevocable commitment to transfer all shares of the reference asset (other than those shares of the reference asset owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the reference issuer or its subsidiaries with or into another entity in which the reference issuer is the continuing entity and which does not result in a reclassification or change of the shares of the reference asset but results in the outstanding shares of the reference asset immediately prior to that event collectively representing less than 50% of the outstanding shares of the reference asset immediately following that event, in each case if the approval date (as defined below) is on or before a final valuation date.

"Reference issuer" means, with respect to EEM, iShares®, Inc., with respect to GDX, Market Vectors ETF Trust, with respect to IYR, iShares Trust, QQQQ, Powershares QQQ Trust^SM, and with respect to XLE and XLF, the Select Sector SPDR® Trust.

A "tender offer" shall mean, in respect of the voting shares of a reference issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the reference issuer as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

If a merger event or tender offer occurs with respect to a reference asset and the shares of the reference asset are exchanged for new shares (with no other distributions of property in respect of the shares of the reference asset), and those new shares are publicly quoted, traded or listed on a U.S. exchange or quotation system, then the reference asset shall be adjusted to comprise the number of new shares to which a holder of one share of the reference asset immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of the merger event or tender offer. The calculation agent shall also adjust such terms and conditions of the securities as the calculation agent determines appropriate to account for that event and such new shares shall be deemed to be the reference asset.

If a merger event or tender offer occurs and any distributions of property (other than the publicly quoted new shares referred to above) are made on the shares of the reference asset, in whole or in part, then the calculation agent shall accelerate the maturity date to the day which is four business days after the approval date (as defined below). On the maturity date, HSBC shall pay to each holder of a security the payment at maturity, provided that for purposes of that calculation, the approval date will be deemed to be the final valuation date and the final value of the affected reference asset will be deemed to be the value of all consideration received (or that would be received) in respect of that event. In addition, the calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of securities the economic equivalent of any remaining payment obligations with respect to the securities hereunder. For the avoidance of doubt, the value of the unaffected reference assets will be determined on the final valuation date, as adjusted, as described in "Indicative Terms" in this free writing prospectus. The "approval date" is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires or acquires the right to obtain the relevant percentage of the applicable class of shares of the reference issuer, or if that date is not a scheduled trading day, the immediately preceding scheduled trading day.

Notwithstanding these alternative arrangements, a merger event or tender offer may affect a reference asset in a manner that adversely affects the value of, and trading in, the securities. Similarly, an adjustment or acceleration resulting from a merger event or a tender offer may adversely affect the value of, or the trading in, the securities.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described on the cover of this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the coupon rate. If a market disruption event exists with respect to a reference asset on that scheduled trading day, then the accelerated final valuation date for such reference asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will then be the fourth business day following the postponed accelerated final valuation date. For the avoidance of doubt, if no market disruption event exists with respect to a reference asset on the scheduled trading day preceding the date of acceleration, the determination of such reference asset's final value will be made on such date, irrespective of the existence of a market disruption event with respect to one or more of the other reference assets occurring on such date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc., for any securities it sells directly to investors, and such other registered broker dealers will receive discounts and commissions of approximately $15.00 for each $1,000 principal amount of securities (calculated as if the securities were to price today).

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The proper U.S. federal income tax characterization of the securities is not entirely certain. You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. Notwithstanding any disclosure therein to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described in the accompanying prospectus supplement, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities as variable rate debt instruments. We and each holder of securities (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the securities for U.S. federal income tax purposes as "variable rate debt instruments" issued by us. Accordingly, interest paid on the securities generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the securities will be capital gain or loss. Notwithstanding the foregoing, there can be no assurance that the Internal Revenue Service (the "IRS") or a court will agree with the characterization of the securities as variable rate debt instruments. Moreover, the IRS could possibly assert, and a court could possibly agree, that the securities should be characterized for U.S. federal income tax purposes as contingent payment debt instruments issued by us. In such event, each security would be subject to the special U.S. Treasury regulations governing contingent payment debt instruments and, in addition to other U.S. federal income tax consequences, each security would be treated as having been issued with original issue discount that must be accrued over the term of the security. See "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the accompanying prospectus supplement. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of securities.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Free Writing Prospectus

Prospectus Supplement

Prospectus

HSBC USA Inc.

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Semi-Annual Income Opportunity Securities Linked to Six Exchange-Traded Funds

November 3, 2009

FREE WRITING PROSPECTUS